UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the Fiscal Year ended December 31, 2020

OR

☐	TRANSITION REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the period from                      to                     .

Commission file number 1-14642

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING Financial Services LLC 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address or its principal executive office:

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

The Netherlands

Or

P.O. Box 810

1000 AV Amsterdam

The Netherlands

Signed by Karen Morse, Director, Employee Benefits

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Financial Statements

As of December 31, 2020, and 2019

Supplemental Schedule

As of December 31, 2020

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

The Benefits Committee and Participants

ING Financial Services LLC 401(k) Savings Plan

New York, NY

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ING Financial Services LLC 401(k) Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019 and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2018.

Peachtree Corners, Georgia
June 17, 2021

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2020, and 2019

	2020	2019

Assets:
Investments, at fair value (note 3)	$372,694,532	$325,479,461

Notes receivable from participants	1,916,357	1,960,250

Other receivable	49,520	—

Net assets available for benefits	$374,660,409	$327,439,711

The accompanying notes are an integral part of the financial statements.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions:
Investment income:
Dividends	$13,339,266
Net appreciation in fair value of investments (note 3)	38,426,538

Total investment income	51,765,804

Interest income on notes receivable from participants	120,491

Contributions:
Employer	6,694,394
Participant	10,012,638
Participant rollover	1,253,599

Total contributions	17,960,631

Total additions	69,846,926

Deductions:
Benefits paid to participants	22,515,409
Administrative expenses (note 2)	110,819

Total deductions	22,626,228

Net increase in assets available for benefits:	47,220,698

Net assets available for benefits:
Beginning of year	327,439,711

End of year	$374,660,409

The accompanying notes are an integral part of the financial statements.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

1.	Description of Plan

The following description of the ING Financial Services LLC 401(k) Savings Plan (the “Plan”) is provided for only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan, which is sponsored by ING Financial Services LLC (the “Company”), covering all employees of the Company and its participating affiliates and subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code of 1986, as amended.

Eligibility and Participation

Participation in the Plan is voluntary. Any employee, as defined by the Plan, who regularly works more than 21 hours per week (a “Full-Time” employee), is eligible to participate in the Plan on the first day of the month after commencing employment with the Company. Any employee, who regularly works less than 21 hours per week (a “Part-Time” employee), is eligible to participate in the Plan as of the first day of the month after completing one year of service. One year of service means the completion of 1,000 hours of service in a 12-month period.

Benefits

Employees participating in the Plan, or their beneficiaries, are eligible to receive benefit payments upon termination of service or by reason of death, permanent disability, normal retirement at or after age 65 or early retirement. Such benefit payments are based on the participant’s vested interest in the fair value of the net assets of the Plan. Upon such termination of service, participants have the option of receiving the value of their account balance either as a lump sum or in monthly installments over a fixed period of years.

Contributions

Eligible employees who elect to participate in the Plan agree to contribute 1% to 100% of their eligible salaries, as defined. The Company’s contributions are equal to 100% of the employees’ participating contributions up to 6% of the eligible compensation. The Plan permits the participants to contribute to the Plan on a pre-tax and/or post-tax basis. Current law generally limits participant contributions to $19,500 for the Plan year ended December 31, 2020. In addition, employees who are age 50 or older are permitted to make additional contributions of up to $6,500. Withdrawals of contributions are subject to certain tax law restrictions. The Plan also provides a “rollover” provision for employees receiving distributions from a qualified plan of a former employer. The Plan includes an auto-enrollment provision whereby all newly eligible and rehired employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.

In 2019, the Company added a match true-up amendment to ensure employees get the maximum match available under the Plan. In the event the match as calculated on periodic payroll cycles results in a shortfall of match due to changes in contribution percentages, the Company will calculate and contribute the difference between the Company match contributions for the Plan year and apply such shortfall in Company contribution to the participant’s deferral contributions and compensation for the entire Plan year and the Company contribution funded during the Plan year if the participant is employed as of the last day of the Plan year.

Investments Elections

A participant may elect to direct the employee and employer contributions to each, or any investment fund specified in multiples of 1%. Changes in the proportion of contributions and transfers between funds are also permissible, subject to certain restrictions as defined in the Plan.

Vesting

Participants are fully vested in their contributions and earnings thereon. Employees will be 25% vested in the Company match portion of their account with each year of service they complete and fully vested after four years of service.

Forfeitures

Forfeitures from non-vested participants’ accounts are used to reduce future Company contributions or to pay for administrative expenses. As of December 31, 2020, and 2019, forfeited non-vested accounts totaled $210,168 and $162,340, respectively. During 2020, $169,927 of the forfeitures was used to pay certain administrative expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.

Payment of Benefits

Prior to termination of service, a portion of a participant’s contributions may be withdrawn under financial hardship upon written notice in such form as prescribed by the Benefits Committee. Upon withdrawing from the Plan, participants generally receive a full disbursement of their vested account balances. Any participant who has not attained the age of 59 1/2 may be subject to a 10% penalty and applicable income taxes. Upon termination of employment, a participant may receive a distribution of the value of his/her account. Upon the death of a participant, the value of such participant’s account shall be distributed to his/her beneficiary. The value of any distribution will be determined as of the valuation date coinciding with or immediately following the participant’s termination of employment.

Notes Receivable from Participants

Participants may request a loan from the Plan up to 50% of their vested account balance, to a maximum of $50,000 with a minimum loan amount of $1,000. Interest is charged to participants based on the prime rate plus 2%, or other such rate as determined by the Plan administrator. A participant may have no more than two loans outstanding at a time. A maximum of 60 months is allowed for all loan repayments with the exception of purchasing a home, when the amortization period can extend to 120 months. Loans are repaid through payroll deductions and repayment begins the first pay period after disbursement of the loan. Loan defaults or non-repayment of loan balances by participants are reported as taxable distributions from the loan fund. Interest rates on loans outstanding at December 31, 2020 ranged from 5.25% to 7.50%.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of the contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in these financial statements.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ING common stock fund, which principally invests in a single security.

Investments and Income Recognition

The Plan’s investments are stated at fair value. Fair value of financial instruments is what would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes Receivable from participants are stated at their unpaid principal balance, plus accrued but unpaid interest. Loans outstanding are reflected as a receivable of the Plan. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Any expenses not borne by the Plan are paid by the Company.

3.	Fair Value Measurements

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy provides the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under GAAP are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices, such as a quoted price for similar assets or liabilities, quoted market prices in markets that are active, or model-derived valuation or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common Stock: Shares of ING Common Stock ADRs are stated at fair value, which equals the exchange quoted market price on the last business day of the Plan year.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (Level 1 measurements).

Common Collective Trust Fund: The T. Rowe Price Stable Value Fund is a common collective trust fund that is valued at the net asset value using NAV as the practical expedient based on the last reported sales price of the underlying investments held. The Plan’s interest in the collective trust was based on information reported by the trustee using the audited financial statements of the collective trust at year-end. The investment income (loss) was allocated to participants based on their proportionate share of the net assets of the fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019:

2020	Total	Level 1
Equity securities	$3,755,094	$3,755,094
Mutual funds	314,787,153	314,437,483

Total investments in the fair value hierarchy	318,542,247	318,192,577
Common collective trust measured at NAV*	54,152,285	—

Total	$372,694,532	$318,192,577

2019	Total	Level 1
Equity securities	$4,456,274	$4,456,274
Mutual funds	273,028,932	273,028,932

Total investments in the fair value hierarchy	277,485,206	277,485,206
Common collective trust measured at NAV*	47,994,255	—

Total	$325,479,461	$277,485,206

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value to the amounts presented in the statements of net assets available for benefits.

The Plan’s policy is to recognize transfers between Levels 1 and 2 and into and out of levels as of the date of the event or change in circumstances that caused the transfer. For the years ended December 31, 2020 and 2019, there were no transfers between Levels 1 and 2 and no transfers into or out of Level 3.

Fair value of investments, other than Level 1, in certain entities that calculate net asset value per share (or its equivalent) follows:

Fair Value of common collective trust at:		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2020	$54,152,285	N/A	Immediate	90 days
December 31, 2019	$47,994,255	N/A	Immediate	90 days

The collective trust fund participates in a stable value fund that invests primarily in Guaranteed Investment Contracts (“GIC”) issued by insurance companies; Bank Investment Contracts (“BIC”) issued by banks; structured or Synthetic Investment Contracts (“SIC”) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); Separate Account Contracts (“SAC”); and other similar instruments that are intended to maintain a constant net asset value while permitting participant initiated, benefit-responsive withdrawals for certain events (collectively, investment contracts).

Gains and losses included in changes in net assets available for benefits for the year ended December 31, 2020, are reported in net appreciation in fair value of investments.

4.	Tax Status

An employee retirement plan qualified under Internal Revenue Code (“IRC”) section 401(a) (qualified plan) is entitled to favorable tax treatment. The Plan has obtained its latest favorable determination letter dated October 11, 2017. Although the Plan has been amended since receiving the latest determination letter, the Plan administrator believes the Plan is currently designed and operating in compliance with the applicable provisions of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of such tax positions are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the Internal Revenue Service (IRS). The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Related Party and Party-In-Interest Transactions

The recordkeeping and custody functions for the underlying investments held by the Plan are performed by Fidelity Management Trust Company. Certain investments of the Plan are shares of mutual funds advised by affiliates of Fidelity Management Trust Company. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by ING Groep N.V. (“ING”). ING is the ultimate parent of the Company as defined by the Plan. For the years ended December 31, 2020 and 2019, dividends of $67,466 and $225,799, respectively, were received by the Plan from the Company. The Plan held 397,627 and 369,699 shares valued at $3,755,094 and $4,456,274 December 31, 2020 and 2019 respectively.

Additionally, the Plan issues notes to participants, which are secured by the balance in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6.	Plan Termination

While the Company has not expressed any intention to do so, the Plan may be terminated or partially terminated, or contributions under the Plan may be partially or completely terminated at any time by the Board of Directors of the Company. In the event of such termination of the Plan, affected participants would become 100% vested and the assets remaining shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balance at the date of termination, subject to the provisions of ERISA.

7.	COVID Considerations

The 2019 novel coronavirus (or COVID-19) has affected, and may continue to affect, economic activity globally, nationally and locally. Following the COVID-19 outbreak, the values of investment securities have been subject to significant volatility. Economic and market conditions and other effects of the COVID-19 outbreak may continue to affect the Plan. The extent of the impact of the COVID-19 outbreak on the Plan’s investments and the amounts reported in the 2020 statement of net assets cannot be predicted at this time.

The Coronavirus Aid Relief, and Economic Security Act (CARES Act) was passed by Congress and signed into law on March 27, 2020. Plan Management is in the process of reviewing the CARES Act and any resulting changes to the Plan.

8.	Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 17, 2021, and has determined that no significant events occurred after December 31, 2020, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

EIN # 13-3713590, Plan # 002

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at end of Year)

December 31, 2020

(a)	(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Cost (1)	(e) Current Value
*	ING Group Common Stock	Common Stock		$3,755,094
*	Fidelity Government Money Market Fund	Mutual Fund		349,671
	American Balanced Fund Class R4	Mutual Fund		9,690,698
	AB Small Cap Growth Z	Mutual Fund		9,923,000
	DFA U.S. Small Cap Portfolio Institutional Fund	Mutual Fund		11,998,394
	Federated Hermes Short-Term Government Fund Institutional Shares	Mutual Fund		10,235,410
	Harbor Capital Appreciation Fund International Class	Mutual Fund		56,290,006
	PIMCO All Asset Fund Institutional	Mutual Fund		711,753
	PIMCO High Yield Fund Administrative Class	Mutual Fund		6,367,623
	T. Rowe Price Emerging Markets Stock Fund	Mutual Fund		9,236,726
	T. Rowe Price Equity Income Fund	Mutual Fund		17,427,695
	Baird Core Plus Bond Fund Class Institutional	Mutual Fund		2,173,583
	iShares U.S. Aggregate Bond Index Fund Class K	Mutual Fund		12,204,542
*	Fidelity International Index Funds	Mutual Fund		13,563,706
*	Fidelity 500 Index Institutional Fund	Mutual Fund		73,994,444
*	Fidelity Emerging Markets Index Fund	Mutual Fund		1,966,660
*	Fidelity International Capital Appreciation Fund	Mutual Fund		5,997,970
*	Fidelity Spartan Mid Cap Index Fund	Mutual Fund		10,242,219
	Carillon Eagle Mid Cap Growth Fund R6	Mutual Fund		17,788,917
	Cohen & Steers Realty	Mutual Fund		5,410,885
*	Fidelity Freedom Income K Fund	Mutual Fund		1,013,382
*	Fidelity Freedom 2005 Fund Class K	Mutual Fund		17,797
*	Fidelity Freedom 2010 Fund Class K	Mutual Fund		1,870,036
*	Fidelity Freedom 2015 Fund Class K	Mutual Fund		165,269
*	Fidelity Freedom 2020 Fund Class K	Mutual Fund		1,846,320
*	Fidelity Freedom 2025 Fund Class K	Mutual Fund		2,666,003
*	Fidelity Freedom 2030 Fund Class K	Mutual Fund		4,554,802
*	Fidelity Freedom 2035 Fund Class K	Mutual Fund		2,821,280

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

EIN # 13-3713590, Plan # 002

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at end of Year)

December 31, 2020

(a)	(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Cost (1)	(e) Current Value
*	Fidelity Freedom 2040 Fund Class K	Mutual Fund		$10,685,418
*	Fidelity Freedom 2045 Fund Class K	Mutual Fund		5,070,293
*	Fidelity Freedom 2050 Fund Class K	Mutual Fund		3,531,924
*	Fidelity Freedom 2055 Fund Class K	Mutual Fund		3,212,366
*	Fidelity Freedom 2060 Fund Class K	Mutual Fund		1,749,228
*	Fidelity Freedom 2065 Fund Class K	Mutual Fund		9,133
	T. Rowe Price Stable Value Fund	Collective Investment Trust		54,152,285

				372,694,532
*	Participant Loans	Interest rates range
		from 5.25%—7.50%
		with maturities ranging
		from 1 year to 10 years	—	1,916,357

				$374,610,889

*	Party-in-interest as defined by ERISA
(1)	Cost is not required for participant-directed investment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Financial Services LLC 401(k) Savings Plan

	By:	/s/ Karen Morse
Karen Morse, Director of the Employee Benefits Form 11-K 401K Savings Plan 2020 filing

Dated: June 17, 2021